McDaniel & ASSOCIATES CONSULTANTS LTD. Oil & Gas Reservoir Evaluations

CONSENT OF MCDANIEL & ASSOCIATES CONSULTANTS LTD.

We consent to the incorporation by reference in this annual report on Form 40-F of Enterra Energy Trust, which is being filed with the United States Securities and Exchange Commission, to our reports entitled "Enterra Energy Corp., Evaluation of Oil & Gas Reserves, Based on Forecast Prices and Costs, As of December 31, 2005", dated February 13, 2006 and "Enterra Energy Corp., Evaluation of Oil & Gas Reserves, Based on Constant Prices and Costs, As of December 31, 2005", dated February 22, 2006 (the "Reports"), included in the 2005 Revised Annual Information Form of Enterra Energy Trust (the "AIF"), and to the references to our name in the AIF.

We also consent to the incorporation by reference of references to our firm and of information derived from our Reports evaluating Enterra Energy Corp.'s reserves as of December 31, 2005 appearing in the Annual Report on Form 40-F of Enterra Energy Trust for the fiscal year ended December 31, 2005, into the registration statement on Form F-10 Registration Statement (No. 333-129601), the registration statement on Form S-8 (No. 333-120996) and the Registration Statements on Form F-3 (Nos. 333-113609 and 333-115318).

Sincerely,

McDANIEL & ASSOCIATES CONSULTANTS LTD.

/s/ Phil Welch

PA. Welch, P. Eng.

President & Managing Director

Calgary, Canada

August 11, 2006

Suite 2200, Bow Valley Square 3, 255 - 5th Avenue S.W., Calgary, Alberta T2P 3G6

Tel: (403) 262-5506 Fox: (403) 233-2744 Email: mcdaniel@mcdan.com Website: www.mcdan.com